x

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________________________________

SOCKET MOBILE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_______________________________________

Options to Purchase Common Stock, $0.001 par value per share

(Title of Class of Securities)

_______________________________________

83368E200

(CUSIP Number of Class of Securities’ Underlying Common Stock)

_______________________________________

Lynn Zhao

Vice President of Finance and Administration and Chief Financial Officer

Socket Mobile, Inc.

40675 Encyclopedia Cir.

Fremont, California 94538

(510) 933-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_______________________________________

Copies to:

Erika M. Muhl Michelle Wallin Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No.1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Socket Mobile, Inc. (the “Company”) on May 28, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to an offer by the Company to exchange certain outstanding stock options to purchase shares of the Company’s common stock, on the terms set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated May 28, 2024 (the “Offer to Exchange”), previously filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Exchange remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offer to Exchange.

Items 2, 4, 6 and 7

The disclosure in the Offer to Exchange and Items 2, 4, 6 and 7 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

Offer to Exchange – Section 7. Conditions of the Offer

On page 19 of the Offer to Exchange, the first bullet under the heading “Conditions of the Offer” is amended and restated as follows:

“There will have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Offer or otherwise relating in any manner, to the Offer;”

On page 19 of the Offer to Exchange, the third bullet under the heading “Conditions of the Offer” is amended and restated as follows:

“There will have occurred:

o	any general suspension of trading in our securities on any national securities exchange or in an over the-counter market in the United States,
o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
o	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,
o	the commencement, continuation or escalation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of this Offer, or
o	if any of the situations described above existed at the time of commencement of this Offer and that situation, in our reasonable judgment, deteriorates materially after commencement of this Offer;

On page 20 of the Offer to Exchange, the last paragraph under the heading “Conditions of the Offer” is amended and restated as follows:

“The conditions to this Offer are for our benefit. We may assert them in our discretion before the expiration date regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the Offer. Any such waiver will apply to all eligible service providers in a uniform and nondiscretionary manner. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. Any determination we make concerning the events described in this Section 7 will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

Offer to Exchange – Section 9. Source and amount of consideration; terms of new options

On page 22 of the Offer to Exchange, the last paragraph under the subheading “General terms of new options” is amended and restated as follows:

“The following description summarizes the material terms of our 2004 Plan. Our statements in this Offer to Exchange concerning the 2004 Plan and the new options are subject to, and are qualified in their entirety by reference to, the 2004 Plan, and the form of option agreement for grants made under the 2004 Plan. The 2004 Plan and form of option agreement thereunder are incorporated by reference as exhibits to the Schedule TO with which this Offer has been filed and are available on the SEC website at www.sec.gov. Please contact us at Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, California 94538, Attention: Lynn Zhao (telephone: (510) 933-3016), to receive a copy of the 2004 Plan, and the relevant form of option agreement thereunder. We will promptly furnish you copies of these documents upon request at our expense.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCKET MOBILE, INC.

/s/ Lynn Zhao
Lynn Zhao
Vice President of Finance and Administration and Chief Financial Officer

Date: June 11, 2024